UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 1.4(c): Purchase Agreement relating to U.S.$1,250,000,000 Fixed to Floating Reset Rate Subordinated Tier 2 Notes due 2032 of Deutsche Bank Aktiengesellschaft, dated January 11, 2021, among Deutsche Bank Aktiengesellschaft, acting through its New York Branch, Deutsche Bank Securities Inc., as lead manager, Citigroup Global Markets Inc., as qualified independent underwriter, and the other managers named therein.

Exhibit 4.7(k): Seventh Supplemental Subordinated Indenture, dated as of January 14, 2021, among Deutsche Bank AG, as Issuer, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.7(l): Eighth Supplemental Subordinated Indenture, dated as of January 14, 2021, among Deutsche Bank AG, as Issuer, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.7(m): Form of Fixed to Floating Reset Rate Subordinated Tier 2 Notes due 2032 of Deutsche Bank Aktiengesellschaft (included in Exhibit 4.7(1)).

Exhibit 5.6: Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit 5.7: Opinion of Group Legal Services of Deutsche Bank Aktiengesellschaft.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 14, 2021

Deutsche Bank Aktiengesellschaft

By:	/s/ Jonathan Blake
Name:	Jonathan Blake
Title:	Managing Director

By:	/s/ Thomas Rueckert
Name:	Thomas Rueckert
Title:	Vice President

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